November 1, 2007

VIA FACSIMILE (202) 772-9209

 AND EDGAR

Mr. Kevin Woody

Branch Chief

Ms. Jennifer Monick

Staff Accountant

United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Form 10-K for the year ended December 31, 2006

File No. 001-13855

Dear Mr. Woody and Ms. Monick:

This letter responds to the comment letter dated October 22, 2007 regarding the referenced filing.

Consolidated Statements of Shareholders’ Equity

1.

As noted on the Consolidated Balance Sheet, we held 1,859,322 shares of treasury stock at December 31, 2006.  Of these shares, 819,898 shares were held as collateral by third party lenders.  These collateral treasury shares participate in the ILX Resorts Incorporated Dividend Reinvestment Program (“DRIP”).  We do discuss the DRIP and the shares issued under it in Note 12, under the Common Stock section.  The total DRIP shares issued during 2006 were 87,964 shares and are listed on the Consolidated Statements of Shareholders’ Equity on the line item labeled “Shares issued under DRIP plan.”  Of the 87,964 DRIP shares issued in 2006, 37,731 were issued on treasury shares that are held as collateral.  The treasury shares were acquired for purposes other than retirement and therefore are shown separately as a deduction from the total capital stock in accordance with APB No. 6.  This reduction is shown in the line item labeled “Shares issued under DRIP plan to treasury.”  DRIP shares issued during 2005 and 2004 on collateral treasury shares were accounted for in the same manner.

November 1, 2007

Mr. Kevin Woody

Ms. Jennifer Monick

Revenue Recognition

2.

Resort operating revenue consists of several components, including: non-holding period revenue in the form of operating dues from timeshare owners; revenue from the operation of a resort leased on a long term basis which is not held or marketed for timeshare sales; revenues from the operation of restaurants and revenues for other resort services such as spa services and gift shops; and holding period revenue.  The holding period incremental revenue (incidental operations) is less than the incremental costs and the difference is subsidized by the Company, and, in accordance with SOP 04-2 is expensed as incurred.

Note 7. Gain on Sale of Las Vegas Leasehold Interest

3.

The leasehold interest and related property and equipment sold during 2005 was not a component of an entity and therefore the transaction was accounted for in accordance with paragraph 45 of SFAS 144.  Paragraphs 41 through 44 do not apply because the Company continues to hold land for sale and/or development and has no plan to discontinue this portion of our operations.

Note 12 – Shareholders’ Equity, Preferred Stock

4.

We do have both Series A Preferred Stock and Series C Convertible Preferred Stock.  The Series A Preferred Stock was issued in 1991 under a plan of reorganization of a subsidiary.  The Company recorded the Series A Preferred Stock at its par value of $10 per share which is equal to its liquidation preference.  This stock has no conversion feature other than it can be exchanged, together with a $2,100 cash payment by the holder, for a Vacation Ownership Interest.  There are no other mandatory redemption requirements or redemption requirements outside of our control and therefore ASR 268 does not apply.

The Series C Convertible Preferred Stock was issued in 1993 in conjunction with an acquisition.  This stock was convertible after one year, at the option of the holder, into five shares of common stock.  Both the conversion option and the dividend rights of the stock have expired and therefore ASR 268 and paragraph 15 of EITF Topic D-98 do not apply.  The liquidation preference is noted on the face of the balance sheet.

November 1, 2007

Mr. Kevin Woody

Ms. Jennifer Monick

Exhibit 31

5.

We will revise certifications in future filings to comply with the Exchange Act Rules.

We believe that we have addressed all concerns in your letter of October 22, 2007.  In response to your request, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your input and comments.  Please do not hesitate to contact me via correspondence or telephone at 602-957-2777 if you have additional questions or inquiries.

Sincerely,

Margaret M. Eardley

Executive Vice President

 Chief Financial Officer